Issuer Name:                 The Ziegler Companies, Inc.
Reporting Person:            O'Meara, Stephen Charles
                             8484 Apple Court
                             Kewaskum, Wisconsin 53040
Social Security Number:      ###-##-####
Statement for:               May 1998
Relationship of
Reporting Person
to Issuer:                   Officer - Senior Vice President and General Counsel
Title of Security:           Common Stock
Transaction Date:            May 12, 1998
Transaction Code:            J (acquired through the
                             1989 Employees' Stock Purchase Plan)
Amount of
Securities Acquired:         200
Price:                       $20.94
Amount of Securities
Beneficially Owned
at End of Month:             700
Ownership Form:              Direct